Exhibit 4.12

Linda S. Wolf
Chairman
Chief Executive Officer

December 21, 2004

Mr. Roger Haupt
1934 North Howe Street
Chicago, Illinois 60614

Re: Executive Consulting Agreement

Dear Roger:

This letter will constitute our agreement with you concerning your status as an Executive Consultant of Leo Burnett Worldwide, Inc. (the “Company”). For the five year period commencing January 1, 2005, and ending December 31, 2009, you will be considered an Executive Consultant and your employment will be subject to the following terms and conditions:

•	Duties and Responsibilities: You agree to serve as an executive consultant to the Company providing services when required, as the Board may from time to time prescribe. You shall commence the performance of such duties at such time as the Company, after at least five days’ prior notice in each case, directs. You agree to devote your best efforts, energy and skill in the performance of your duties to advance the interests of the Company.

•	Compensation: For the services rendered by you, the Company shall pay you a salary of $427,500 for each of the five years of the term of your employment. Salary shall be payable in installments at the end of each semi-monthly period.

•	Employee Benefits: During the term of your employment, you shall be entitled to participate in such employee plans of the Company as are in effect from time to time in accordance with provisions of such plans; provided, however, that you shall not be entitled to participate in any bonus plan of the Company or in long-term disability or supplemental long-term disability program of the Company.

Upon the expiration of the term, you will be eligible to continue your group medical insurance for yourself and your covered dependent(s) as well as any other benefits in accordance with the plan summary then effect and currently entitled “Medical Insurance Coverage For Burnett Retirees 2005 Premium Service Schedule.” You understand that the premiums, coverages and benefits of your retiree medical coverage are (i) subject to change without notice (including, without limitation, reducing or eliminating benefits and coverages and/or increasing your contribution towards the premium); and (ii) subject to the qualification and eligibility criteria set forth in the above-referenced plan summary.

Leo Burnett Worldwide, Inc.               35 West Wacker Drive    Chicago, Illinois 60601    1312.220.5651    1312.220.6536

Mr. Roger Haupt

•	Death or Disability: In the event of your death or permanent disability (as defined in the Company’s disability plan) during the term of your employment, the Company will pay to you in the case of disability, or to the beneficiary or beneficiaries last designated by you in writing to the Chief Executive Officer of the Company in case of your death or, in the absence of such designation, to your estate, the payments which would have been made to you hereunder during the remainder of the term of your employment. You may delete, add or change beneficiaries in the manner set forth above at any time.

•	Covenant Not to Compete: During the term of your employment, you covenant and agree that you will not, directly or indirectly, own, manage, operate, control, be employed by or be connected with the ownership, management, operation or control of:

	°	Any advertising agency (or holding company or subsidiary thereof) other than the Company;

	°	Any client of the Company or any of its subsidiaries or affiliates; or

	°	Any company or other entity selling products that compete with products of clients of the Company or any of its subsidiaries or affiliates.

	°	Unless the Chief Executive Officer of the Company shall have given you prior written consent upon such terms as he shall deem appropriate.

	°	In addition to the foregoing, you further covenant and agree that, during the term of your employment you will not, directly or indirectly, for your own benefit or for the benefit of any other person, firm, or corporation:

	°	Solicit, for purposes of employment, either any employee of the Company or its subsidiaries or affiliates or any employee of any client of the Company or its subsidiaries or affiliates;

	°	Induce either any employee of the Company or its subsidiaries or affiliates or any employee of any client of the Company or its subsidiaries or affiliates to terminate such employment for purposes of becoming employed elsewhere;

	°	Interfere with the relationship either between the Company or its subsidiaries or affiliates and its employees or between any client of the Company or its subsidiaries or affiliates and its employees; or

Mr. Roger Haupt

	•	Otherwise hire or induce others to hire either any employee of the Company or its subsidiaries or affiliates or of any client of the Company or its subsidiaries or affiliates unless the Chief Executive Officer of the Company shall have given prior written consent upon such terms as he shall deem appropriate.

	•	The restrictions set forth in this section are in addition to any separate restrictive covenants contained in the Bcom3 Stock Purchase Agreement or your Consulting Services Agreement with Publicis Groupe SA.

	•	It is expressly understood and agreed that the Company’s remedies for breach of any of these covenants shall not be limited to damages in the amount of salary to be paid to you hereunder.

•	Termination by Company: The Company may terminate this Agreement:

	•	Upon a material breach of any provision hereof by you which shall not be remedied within ten days after notice; or

	•	For cause relating to substantial matters which might have a serious, material adverse impact on the Company, which shall not be remedied within ten days after notice; or

	•	For cause relating to substantial matters which have had a serious, material adverse impact on the Company; or

	•	For cause relating to your conduct which, in the judgment of the Company, discredits the Company or its clients or is detrimental to the reputation, character, or standing of the Company or its clients.

* * *

This letter supersedes all prior agreements or understandings as to your employment by Leo Burnett, it being understood and agreed that this letter contains our entire understanding with respect to its subject matter.

The parties agree that no waiver or modification of this agreement or of any covenant condition or limitation herein contained shall be valid unless in writing executed by both parties. Furthermore, no evidence of any waiver or modification shall be offered or received in evidence in any proceeding, arbitration, or litigation between the parties arising out of or affecting this agreement or the rights or obligations of any party hereunder, unless such waiver or modification is in writing and executed by both parties. The provisions of this paragraph may not be waived except as herein set forth.

Mr. Roger Haupt

Additionally, this Agreement is binding upon the successors and assigns of the Company. Should the Company cease doing business and if there is no successor or assign, any remaining payments due under this Agreement will be due and payable to you immediately.

Please execute the original of this letter and return it to me, upon which it will be binding and effective on the Company and you.

Sincerely,

LEO BURNETT WORLDWIDE, INC.

/s/ Linda Wolf

Linda Wolf

Agreed and Accepted:

/s/ Roger Haupt

Roger Haupt